

February 10, 2011

Mr. Gregory S. Martin
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street
New York, New York 10036

  RE: Pzena Investment Management, Inc.
     Form 10-K for the Year Ended December 31, 2009
     Form 10-Q for the Period Ended September 30, 2010
     File No. 1-33761

Dear Mr. Martin:

  We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief